                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of May, 2008

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached is a press release issued by the company announcing its first quarter
2008 results.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.

                                          (Registrant)

                                          By: /s/ Asaf Alperovitz
                                          Asaf Alperovitz
                                          Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          Hanoch Zlotnik
                                          Treasurer

Date: May 15, 2008

                    TEFRON REPORTS FIRST QUARTER 2008 RESULTS

FIRST QUARTER SUMMARY

o    QUARTERLY REVENUES OF $50.9 MILLION, 4.5% ABOVE REVENUES OF THE FIRST
     QUARTER OF LAST YEAR

o    OPERATING INCOME OF $0.1 MILLION, AS COMPARED WITH OPERATING INCOME OF $5.0
     MILLION IN THE FIRST QUARTER OF LAST YEAR

o    EBITDA OF $2.4 MILLION, AS COMPARED WITH EBITDA OF $7.3 MILLION IN THE
     FIRST QUARTER OF LAST YEAR

o    NET LOSS OF $0.7 MILLION, OR $0.03 PER DILUTED SHARE, AS COMPARED WITH NET
     INCOME OF $3.8 MILLION, OR $0.17 PER DILUTED SHARE, IN THE FIRST QUARTER OF
     LAST YEAR.

MISGAV, ISRAEL, MAY 15, 2008 - TEFRON LTD. (NYSE:TFR; TASE:TFRN), a leading producer of seamless intimate apparel and engineered-for-performance (EFPTM)
active wear, today announced financial results for the first quarter of 2008.

FIRST QUARTER 2008 RESULTS

First quarter revenues were $50.9 million, representing a 4.5% increase from the first quarter of 2007 revenues of $48.8 million. The increase in revenues in the quarter was due to an increase in sales of swimwear, including revenues delayed from the fourth quarter of 2007 and an increase in sales of active-wear products. This increase was partly offset by a reduction in sales of intimate apparel.

First quarter gross margin was 12.4% compared with a gross margin of 19.1% in the first quarter of 2007. Operating income for the quarter was $0.1 million
(0.3% of revenues), as compared with an operating income of $5.0 million (10.2%
of revenues) in the first quarter of 2007. Net loss for the quarter was $0.7 million, or $0.03 per diluted share, as compared with net income of $3.8 million
(7.8% of revenues), or $0.17 per diluted share, in the first quarter of 2007.

The decline in gross and operating margins in the quarter compared with the first quarter of last year was primarily due to the significant devaluation of the US Dollar versus the New Israeli SHEKEL, the higher proportion of Cut & Sew products in the active-wear sales mix which have a lower profitability than those of the Seamless products, and finally, the continuing short-term manufacturing challenges faced in the Hi-Tex division. As discussed last quarter, these challenges are mainly due to the learning curve required for the manufacture of various new and complex products, which are technologically advanced and have been ordered in short production runs for a larger number of apparel categories.

In addition, the significant devaluation of the US Dollar versus the New Israeli
Shekel in the quarter increased the US Dollar value of the New Israeli Shekel denominated liabilities and accordingly resulted in increased financial expenses.

MANAGEMENT COMMENTS

Mr. Yos Shiran, Chief Executive Officer of Tefron, commented, "While we are pleased with our increase in revenues, we still presented a net loss, mainly due to the weak US dollar against the shekel and manufacturing hurdles at our Hi-Tex division. We are currently focusing our efforts on overcoming these hurdles and reducing our operational costs. In the next few months, we aim to finalize the operational plan that we discussed in the prior quarter, and we expect to continue implementing the plan in the second half of the year. In the coming quarters, we hope to share with you positive news with regard to the implementation of this plan."

Mr. Shiran continued, "On the positive side, we are happy to announce a significant new customer: Maidenfrom. We expect to record sales to Maidenform in the next few months for orders already received. Additionally, we have seen two quarters of sequential growth in our active-wear sales, mainly due to increased orders from Nike for their 'Next Generation' products. We are looking for this trend of growth in our active-wear sales to continue into the second quarter of
2008, driving a growth in our overall sales."

Mr. Shiran concluded, "Based on our current orders, we currently expect second quarter 2008 revenues of around $45 million, driven by continued growth in active-wear sales while taking into account the seasonal decline in second quarter swimwear sales. However, we believe that the weakness of the US Dollar, in addition to the manufacturing hurdles of our Hi-Tex division, will continue to negatively affect our profitability, and accordingly we expect to show an operating loss for the second quarter."

CONFERENCE CALL
--------------------------------------------------------------------------------
The Company will be hosting a conference call today, May 15, 2008 at 10:00am
EST. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers.
Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US DIAL-IN NUMBER: 1 888 668 9141
UK DIAL-IN NUMBER: 0 800 051 8913
ISRAEL DIAL-IN NUMBER: 03 918 0691
INTERNATIONAL DIAL-IN NUMBER: +972 3 918 0691

For those unable to listen to the live call, a replay of the call will be available for three months within three days after the call in the investor relations section of Tefron's website, at: www.tefron.com

--------------------------------------------------------------------------------
ABOUT TEFRON

TEFRON MANUFACTURES BOUTIQUE-QUALITY EVERYDAY SEAMLESS INTIMATE APPAREL, ACTIVE
WEAR AND SWIM WEAR SOLD THROUGHOUT THE WORLD BY SUCH NAME-BRAND MARKETERS AS
VICTORIA'S SECRET, NIKE, TARGET, THE GAP, J. C. PENNEY, LULULEMON ATHLETICA
WARNACO/CALVIN KLEIN, PATAGONIA, REEBOK, SWIMWEAR ANYWHERE, ABERCOMBIE&FITCH ,
AND EL CORTE ENGLESE, AS WELL AS OTHER WELL KNOWN RETAILERS AND DESIGNER LABELS.
THE COMPANY'S PRODUCT LINE INCLUDES KNITTED BRIEFS, BRAS, TANK TOPS, BOXERS,
LEGGINGS, CROP, T-SHIRTS, NIGHTWEAR, BODYSUITS, SWIM WEAR, BEACH WEAR AND
ACTIVE-WEAR.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WITHIN THE
MEANING OF SECTION 27A OF THE US SECURITIES ACT OF 1933, AS AMENDED, SECTION 21E
OF THE US SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE SAFE HARBOR
PROVISIONS OF THE US PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WITH
RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF
OPERATIONS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT
EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS.

WORDS SUCH AS "BELIEVE," "ANTICIPATE," "EXPECT," "INTEND," "WILL," "PLAN,"
"COULD," "MAY," "PROJECT," "GOAL," "TARGET," AND SIMILAR EXPRESSIONS OFTEN
IDENTIFY FORWARD-LOOKING STATEMENTS BUT ARE NOT THE ONLY WAY WE IDENTIFY THESE
STATEMENTS. EXCEPT FOR STATEMENTS OF HISTORICAL FACT CONTAINED HEREIN, THE
MATTERS SET FORTH IN THIS PRESS RELEASE REGARDING OUR FUTURE PERFORMANCE, PLANS
TO INCREASE REVENUES OR MARGINS AND ANY STATEMENTS REGARDING OTHER FUTURE EVENTS
OR FUTURE PROSPECTS ARE FORWARD-LOOKING STATEMENTS.

THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT
COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH
FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO:

     o    OUR CUSTOMERS' CONTINUED PURCHASE OF OUR PRODUCTS IN THE SAME VOLUMES
          OR ON THE SAME TERMS;

     o    THE CYCLICAL NATURE OF THE CLOTHING RETAIL INDUSTRY AND THE ONGOING
          CHANGES IN FASHION PREFERENCES;

     o    THE COMPETITIVE NATURE OF THE MARKETS IN WHICH WE OPERATE, INCLUDING
          THE ABILITY OF OUR COMPETITORS TO ENTER INTO AND COMPETE IN THE
          SEAMLESS MARKET IN WHICH WE OPERATE;

     o    THE POTENTIAL ADVERSE EFFECT ON OUR BUSINESS RESULTING FROM OUR
          INTERNATIONAL OPERATIONS, INCLUDING INCREASED CUSTOM DUTIES AND IMPORT
          QUOTAS (E.G., IN CHINA, WHERE WE MANUFACTURE FOR OUR SWIMWEAR
          DIVISION).

     o    THE POTENTIAL ADVERSE EFFECT ON OUR FUTURE OPERATING EFFICIENCY
          RESULTING FROM OUR EXPANSION INTO NEW PRODUCT LINES WITH MORE
          COMPLICATED PRODUCTS AND DIFFERENT RAW MATERIALS;

     o    THE PURCHASE OF NEW EQUIPMENT THAT MAY BE NECESSARY AS A RESULT OF OUR
          EXPANSION INTO NEW PRODUCT LINES;

     o    OUR DEPENDENCE ON OUR SUPPLIERS FOR OUR MACHINERY AND THE MAINTENANCE
          OF OUR MACHINERY;

     o    THE FLUCTUATIONS COSTS OF RAW MATERIALS; OUR DEPENDENCE ON
          SUBCONTRACTORS IN CONNECTION WITH OUR MANUFACTURING PROCESS;

     o    OUR FAILURE TO GENERATE SUFFICIENT CASH FROM OUR OPERATIONS TO PAY OUR
          DEBT;

     o    FLUCTUATIONS IN INFLATION AND CURRENCY; AND

     o    POLITICAL, ECONOMIC, SOCIAL, CLIMATIC RISKS, ASSOCIATED WITH
          INTERNATIONAL BUSINESS AND RELATING TO OPERATIONS IN ISRAEL;

AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S
FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO
OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS
TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE
OCCURRENCE OF UNANTICIPATED EVENTS.

CONTACTS

COMPANY CONTACT:                    IR CONTACT:
ASAF ALPEROVITZ                     EHUD HELFT / KENNY GREEN
CHIEF FINANCIAL OFFICER             G.K. INVESTOR RELATIONS
+972-4-9900803                      1 646 201 9246
Aasaf@Tefron.com                    info@gkir.com

TABLE 1: SALES BY SEGEMENT
--------------------------------------------------------------------------------

                         Three months ended              Three months ended                 Year ended
                           March 31, 2008                  March 31, 2007               December 31, 2007
                     --------------------------      --------------------------     ---------------------------
Segment              USD Thousands   % of total      USD Thousands   % of total     USD Thousands    % of total
-------              -------------   ----------      -------------   ----------     -------------    ----------

Cut & sew                31,710          62.2%           24,282         49.8%           77,020          48.6%
Seamless                 19,232          37.8%           24,469         50.2%           81,594          51.4%
Total                    50,942         100.0%           48,751        100.0%          158,614         100.0%

TABLE 2: SALES BY PRODUCT LINE
--------------------------------------------------------------------------------

                         Three months ended              Three months ended                 Year ended
                           March 31, 2008                  March 31, 2007               December 31, 2007
                     --------------------------      --------------------------     ---------------------------
Product line         USD Thousands   % of total      USD Thousands   % of total     USD Thousands    % of total
------------         -------------   ----------      -------------   ----------     -------------    ----------

Intimate Apparel         22,926          45.0%           26,458          54.3%           89,877         56.7%
Active wear              12,944          25.4%           10,839          22.2%           42,047         26.5%
Swimwear                 15,072          29.6%           11,454          23.5%           26,690         16.8%
Total                    50,942         100.0%           48,751         100.0%          158,614        100.0%

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                             MARCH 31,
                                                      ----------------------     DECEMBER 31,
                                                        2008          2007          2007
                                                      --------      --------      --------
                                                             UNAUDITED             AUDITED
                                                      ----------------------      --------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                           $  1,371      $  7,347      $  2,384
  Short-term deposits                                    3,006        11,280         7,063
  Marketable securities                                  4,261         9,045         5,668
  Trade receivables, net                                38,810        29,327        29,033
  Other accounts receivable and prepaid expenses         4,640         3,871         5,404
  Inventories                                           32,721        25,855        32,577
                                                      --------      --------      --------

TOTAL current assets                                    84,809        86,725        82,129
                                                      --------      --------      --------

LONG TERM INVESTMENTS:
  Marketable securities                                  1,277             -         1,284
  Severance pay fund                                     1,275           824         1,288
  Subordinated note                                      3,000         3,000         3,000
                                                      --------      --------      --------

TOTAL long term investments                              5,552         3,824         5,572
                                                      --------      --------      --------

PROPERTY, PLANT AND EQUIPMENT, NET                      74,041        76,258        74,791
                                                      --------      --------      --------

TOTAL assets                                          $164,402      $166,807      $162,492
                                                      ========      ========      ========

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                       MARCH 31,
                                                               -------------------------      DECEMBER 31,
                                                                  2008            2007            2007
                                                               ---------       ---------       ---------
                                                                       UNAUDITED                AUDITED
                                                               -------------------------       ---------

LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Current maturities of long-term bank loans                  $   4,161       $   5,948       $   5,948
   Trade payables                                                 32,305          25,995          29,720
   Other accounts payable and accrued expenses                    10,179          10,831           8,635
                                                               ---------       ---------       ---------

 TOTAL current liabilities                                        46,645          42,774          44,303
                                                               ---------       ---------       ---------

 LONG-TERM LIABILITIES:
   Long-term loans from banks (net of current maturities)         14,480          17,836          13,374
   Deferred taxes                                                 12,190          12,284          12,397
   Accrued severance pay                                           4,196           3,402           3,882
                                                               ---------       ---------       ---------

 TOTAL long-term liabilities                                      30,866          33,522          29,653
                                                               ---------       ---------       ---------

 SHAREHOLDERS' EQUITY:
   Share capital -
   Ordinary shares                                                 7,518           7,515           7,518
   Additional paid-in capital                                    106,589         106,000         106,530
   Cumulative other comprehensive income (loss)                     (637)            124             368
   Less - 997,400 Ordinary shares in treasury, at cost            (7,408)         (7,408)         (7,408)
   Accumulated deficit                                           (19,171)        (15,720)        (18,472)
                                                               ---------       ---------       ---------

 TOTAL shareholders' equity                                       86,891          90,511          88,536
                                                               ---------       ---------       ---------

 TOTAL liabilities and shareholders' equity                    $ 164,402       $ 166,807       $ 162,492
                                                               =========       =========       =========

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                        THREE MONTHS ENDED
                                                                             MARCH 31,                  YEAR ENDED
                                                                  -------------------------------       DECEMBER 31
                                                                       2008              2007              2007
                                                                  ------------       ------------      ------------
                                                                             UNAUDITED                    AUDITED
                                                                  -------------------------------      ------------

Sales                                                             $     50,942       $     48,751      $    158,614
Cost of sales                                                           44,614             39,460           139,147
                                                                  ------------       ------------      ------------

Gross profit                                                             6,328              9,291            19,467
Selling, general and administrative expenses                             6,198              4,301            17,715
                                                                  ------------       ------------      ------------

Operating income                                                           130              4,990             1,752
Financial expenses, net                                                  1,181                408             1,289
                                                                  ------------       ------------      ------------

Income (loss) before taxes on income                                    (1,051)             4,582               463
Taxes (tax benefit) on income                                             (352)               790               (20)
                                                                  ------------       ------------      ------------

Net income (loss)                                                 $       (699)      $      3,792      $        483
                                                                  ============       ============      ============

Basic and diluted net earnings (losses) per share:
  Basic net earnings (losses) per share                           $      (0.03)      $       0.18      $       0.02
                                                                  ============       ============      ============
  Diluted net earnings (losses) per share                         $      (0.03)      $       0.17      $       0.02
                                                                  ============       ============      ============

Weighted average number of shares used for computing basic
  earnings (losses) per share                                       21,202,986         21,155,284        21,188,161
                                                                  ============       ============      ============

Weighted average number of shares used for computing diluted
  earnings (losses) per share                                       21,202,986         21,843,997        21,630,124
                                                                  ============       ============      ============

                                       10

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                    THREE MONTHS ENDED          YEAR ENDED
                                                                          MARCH 31,              DECEMBER
                                                                   -----------------------          31,
                                                                     2008           2007           2007
                                                                   --------       --------       --------
                                                                          UNAUDITED              AUDITED
                                                                   -----------------------       --------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                $   (699)      $  3,792       $    483
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation of property, plant and equipment                     2,167          2,189          8,567
    Compensation related to options granted to employees                 59            105            571
    Increase in accrued severance pay, net                              327             58             74
    Increase (decrease) in deferred taxes, net                       (1,120)           146             79
    Accrual of interest on short-term deposits                          (68)          (162)          (613)
    Gain related to sale of marketable securities                       (22)           (19)          (134)
    Interest and amortization of premium and accretion of
      discount of marketable securities                                (202)           (87)          (189)
    Gain on sale of property, plant and equipment                        (6)          (396)          (651)
    Decrease (increase) in trade receivables, net                    (9,777)         1,328          1,622
    Decrease (increase) in other accounts receivable and
      prepaid expenses                                                1,677            108           (919)
    Decrease (increase) in inventories                                 (144)         3,057         (3,665)
    Increase (decrease) in trade payables                             2,585         (5,148)        (1,423)
    Increase (decrease) in other accounts payable and accrued
      expenses                                                          618            379           (768)
                                                                   --------       --------       --------

Net cash provided by (used in) operating activities                  (4,605)         5,350          3,034
                                                                   --------       --------       --------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property, plant and equipment                          (1,440)          (964)        (6,376)
  Proceeds from sale of property, plant and equipment                     6            679            943
  Investment in marketable securities                                     -         (8,461)       (18,974)
  Proceeds from sale of marketable securities                         1,582          4,499         17,240
  Investment in short-term deposits                                 (12,560)             -         (8,321)
  Proceeds from repayment of deposits                                16,685              -         12,989
                                                                   --------       --------       --------

Net cash provided by (used in) investing activities                   4,273         (4,247)        (2,499)
                                                                   --------       --------       --------

                                       11

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                      THREE MONTHS ENDED       YEAR ENDED
                                                                            MARCH 31,           DECEMBER
                                                                     ---------------------         31,
                                                                      2008          2007          2007
                                                                     -------       -------       -------
                                                                           UNAUDITED             AUDITED
                                                                     ---------------------       -------

CASH FLOWS FROM FINANCING ACTIVITIES
  Repayment of long-term bank loans                                   (6,681)       (1,486)       (5,948)
  Proceeds from long-term bank loans                                   6,000             -             -
  Proceeds from exercise of stock options related to employees
    and directors                                                          -            25            92
  Exercise of tradable options issued at the secondary offering            -         4,290         4,290
  Dividend paid to shareholders                                            -          (551)         (551)
                                                                     -------       -------       -------

Net cash provided by (used in)financing activities                      (681)        2,278        (2,117)
                                                                     -------       -------       -------

Increase (decrease) in cash and cash equivalents                      (1,013)        3,381        (1,582)
Cash and cash equivalents at the beginning of the period               2,384         3,966         3,966
                                                                     -------       -------       -------

Cash and cash equivalents at the end of the period                   $ 1,371       $ 7,347       $ 2,384
                                                                     =======       =======       =======

                                       12

CALCULATION OF THE EBITDA
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                          Three months ended              Year ended
                                                March 31,                 December 31,
                                     ------------------------------      ------------
                                        2008               2007              2007
                                     ------------      ------------      ------------

Operating income                     $        130      $      4,990      $      1,752
(See statements of operations)
Depreciation and amortization
(See statements of cash flows)              2,167             2,189             8,567
Compensation related to options
granted to employees (See
statement of cash flow)                        59               105               571
                                     ------------      ------------      ------------
 EBITDA                              $      2,356      $      7,284      $     10,890
                                     ============      ============      ============

                                       13